NEWPORT NEWS
SHIPBUILDING
[LOGO]                                                          NEWS RELEASE
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CONTACTS:  Investors:  Chuck Wingfield         Media:  Jerri Fuller Dickseski
                       (757) 380-7170                  (757) 380-2341
                       Mike Helpinstill
                       (757) 688-0859


             NEWPORT NEWS SHIPBUILDING TO EXIT COMMERCIAL BUSINESS,
                   1997 RESULTS TO INCLUDE $150 MILLION CHARGE

          o NNS schedules June 1999 exit from commercial shipbuilding market and cancels last three domestic product tankers.

          o Unanticipated additional loss of $150 million to be recorded in 1997; cumulative free cash flow impact approximates $30 million in 1998-99.

          o Charge includes cost growth of $75 million to build out five remaining ships and $75 million of contract cancellation and program close-out costs.

          o NNS on track to achieve 1998 earnings targets as core U.S. Navy business continues to strengthen.


         NEWPORT NEWS, Va., March 16, 1998 - Newport News Shipbuilding (NYSE:
NNS) today announced changes in its commercial shipbuilding business that will result in a reduction in the number of ships to be built and a withdrawal from this market by the middle of next year. A pre-tax charge of approximately $150 million is being taken against 1997 results to include projected contract cancellation and program close-out costs and the recognition of higher than expected production costs on commercial ships currently under construction.

         Commenting on the decision to exit the commercial shipbuilding market and the need for the charge, Chairman and Chief Executive Officer William P. Fricks said "A special review of the commercial operation's performance was prompted by several recent events. This review revealed a number of issues relating to costs of material and labor productivity. Both the existence and the severity of the issues led us to the difficult but necessary decision to take a substantial earnings charge, truncate this program, and exit the market."

                                    - more -

         "The work is substantially complete on the first three of the remaining five ships, and they will be delivered in 1998. The last two ships will be delivered by mid-1999. To help ensure this program is completed on time and within our revised cost projections, I have engaged an outside consulting firm to support our commercial program management. Furthermore, I have engaged independent auditors to assist in ascertaining why we did not have an earlier warning of these higher than anticipated costs."

         "Importantly, Newport News' core Navy programs and operations remain solid," Fricks continued. "Aircraft carrier and submarine construction, carrier refuelings, and Navy fleet maintenance and engineering services will continue to drive our business going forward. Our core business is unaffected by these difficulties in the commercial shipbuilding business, and should allow us to deliver consistent performance while meeting 1998 earnings targets."


Explanation of Charge

         The company's commercial business has contracts to construct eight product tankers. Under agreements reached with its commercial customers, Newport News will complete construction of five of these tankers and the remaining three contracts will be canceled.

         A very recent review of commercial cost performance revealed that material cost and labor productivity estimates upon which the earnings announcement of late January was based were not achievable. As a result, the charge of $150 million includes $75 million for additional projected costs to build out the remaining five ships:

        o Increases in projected material costs of $60 million were driven by higher painting and coating costs, the costs of schedule delays resulting from supplier problems, and higher material requirements associated with changes to the new domestic ship design.

        o Projected labor cost growth of $15 million reflects higher labor-hour estimates for the remaining ships under construction. Actual labor results for January and February, which became available after the date of the January 1998 press release, indicate that previously anticipated productivity improvements will not be achieved. Consequently, estimates have been modified to be consistent with demonstrated performance. This caused labor-hour estimates for these ships to increase by nearly 500,000 hours.

                                    - more -

         Cancellation costs for the three canceled contracts are estimated to be $75 million, comprised mostly of the net write-off of purchased materials. These estimated costs, which generate $65 million of the charge, reflect moderate recovery values for purchased material compared to the original price. Additionally, other costs associated with the close out of commercial shipbuilding operations, including reserves for severance and asset write-offs, total $10 million.


Results for 1997

         The charge announced today will be reflected in the company's results for 1997. Prior to this unanticipated charge, Newport News announced earnings before interest and taxes for 1997 of $131 million, net income of $44 million, and diluted earnings per share of $1.23. The $150 million charge will result in an operating loss of approximately $19 million, and a net loss of $1.36 per share.

         The net cash impact in 1998 of the increased cost projections and one-time exit expenses is estimated to be approximately $40 million in free cash flow. The cash outlook for 1999 actually improves by approximately $10 million compared to previous internal estimates due to the absence of commercial outflows and higher core business contributions.

         "Although we will require waivers to certain financial covenants of the company's bank credit facility as a result of disruptions in our commercial business, our credit profile remains solid," said David J. Anderson, Senior Vice President and Chief Financial Officer. "We expect strong free cash flow over the next few years, driven by the performance of our core business. We have met with our lead bank, they have approved an interim waiver, and we are working with them to enlist the remaining bank group."

         Fricks concluded by emphasizing the strong outlook for the company. "While cash flow in 1998 will be affected by the charge, we remain on track to achieve all other performance objectives for the current year. Continued strength in our core Navy programs should drive solid margin and cash flow contributions for the foreseeable future. Significantly, our contract backlog stands at almost $3 billion, with pending contracts for the Nimitz refueling and construction of the New Attack Submarine expected to double that figure later this year."

                                    - more -

                CAUTION WITH REGARD TO FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements. These forward-looking statements are identified by terms such as "expected," "projected," "expect," "should," and "anticipated." The Company's actual results may differ materially from the results discussed in the forward-looking statements due to unanticipated increased production costs and delayed delivery and production schedules, inability in whole or in part to realize anticipated productivity improvements or to implement commercial practices in the Company's core Navy business, disruptions to materials procurement, subcontracting, manning and cost reduction plans, or a more difficult than anticipated learning curve.


                        (financial information attached)

                         NEWPORT NEWS SHIPBUILDING INC.
              1997 CONSOLIDATED STATEMENT OF EARNINGS (UNAUDITED)
                 DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS

                                             Fourth Quarter         Twelve Months
                                          Reported    Revised    Reported    Revised
                                          --------    -------    --------    -------
Revenues                                    $ 512     $  431      $1,788      $1,707
Operating Costs and Expenses                  470        539       1,660       1,729
Other Income (Expense), net                     1          1           3           3
                                            -----     ------      ------      ------
Earnings Before Interest and Taxes (EBIT)      43       (107)        131         (19)
Interest Expense, net                         (15)       (15)        (55)        (55)
                                            -----     ------      ------      ------
Earnings Before Income Taxes                   28       (122)         76         (74)
Provision for Income Taxes                     12        (46)         32         (26)
                                            -----     ------      ------      ------
Net Earnings                                $  16     $  (76)     $   44      $  (48)
                                            =====     ======      ======      ======
Earnings Per Share
  -Basic                                    $0.44     $(2.21)     $ 1.26      $(1.39)
                                            =====     ======      ======      ======
  -Diluted                                  $0.43     $(2.16)     $ 1.23      $(1.36)
                                            =====     ======      ======      ======
Weighted Average Shares (In Millions)        34.9       34.9        34.7        34.7
                                            =====     ======      ======      ======